UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2026

Deana McPherson
Chief Financial Officer
Smith & Wesson Brands, Inc.
1852 Proffitt Springs Road
Maryville, Tennessee 37801

Re: Smith & Wesson Brands, Inc.
Form 10-K for the Fiscal Year Ended April 30, 2025
File No. 001-31552

Dear Deana McPherson:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing